UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Golden Queen Mining Co. Ltd.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

38115J100

(CUSIP Number)

Harris Clay

933 Milledge Road

Augusta, GA 30904

(706) 733-2474

Jonathan C. Clay

29 Ridgecroft Road

Bronxville, NY 10708

 (914) 961-0898

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 8, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 38115J100	Page 2 of 9 Pages

1	NAME OF REPORTING PERSONS Harris Clay
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) N/A (a) ☐ (b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,258,330 shares of Common Stock
	8	SHARED VOTING POWER 3,258,519 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 7,258,330 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 3,258,519 shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,516,849 shares of Common Stock (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.5% (See Item 5)
14	TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D

CUSIP NO. 38115J100	Page 3 of 9 Pages

1	NAME OF REPORTING PERSONS Jonathan C. Clay
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) N/A (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,508,870 shares of Common Stock
	8	SHARED VOTING POWER 857,250 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 3,508,870 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 857,250 shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,398,120 shares of Common Stock (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.3% (See Item 5)
14	TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D

CUSIP NO. 38115J100	Page 4 of 9 Pages

This Amendment No. 6 to Schedule 13D (the “Amendment”) is being filed by the undersigned to amend and restate the disclosures contained in Schedule 13D originally filed on December 14, 2010, as amended by a Schedule 13D/A dated February 29, 2012, as amended by a Schedule 13D/A dated April 24, 2012, as amended by a Schedule 13D/A dated March 3, 2013, as amended by a Schedule 13D/A dated August 1, 2013, as amended by a Schedule 13D/A dated April 3, 2014. This Amendment is being filed to reflect the entrance by Harris Clay and Jonathan C. Clay into a Voting and Support Agreement as of June 8, 2014, along with Landon T. Clay and Thomas M. Clay. Harris Clay and Jonathan C. Clay are hereinafter referred to as the “Reporting Persons”.

Item 1.    Security and Issuer

This Amendment relates to the Common Stock (the “Common Stock”) of Golden Queen Mining Co. Ltd., a corporation organized under the laws of British Columbia, Canada (“Golden Queen”). The principal executive office of the Company is 6411 Imperial Ave., West Vancouver, BC V7W 2J5.

ITEM 2.    IDENTITY AND BACKGROUND

(a)	This statement is being jointly filed by Harris Clay and Jonathan C. Clay.

(b)	The residence or business address of Harris Clay is 933 Milledge Road, Augusta, GA 30904.

The residence or business address of Jonathan C. Clay is 29 Ridgecroft Road, Bronxville, NY 10708.

(c)	Harris Clay is presently retired.

Jonathan C. Clay is the Managing Director of The Family Golf Challenge. The principal business address of The Family Golf Challenge is 275 Madison Avenue, New York, NY 10017.

(d)	None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding.

(e)	None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Each of the Reporting Persons is a citizen of the United States of America.

SCHEDULE 13D

CUSIP NO. 38115J100	Page 5 of 9 Pages

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS

Harris Clay acquired 7,258,330 shares of Common Stock between June 30, 1987 and July 23, 2009 by purchase through his personal assets for prices ranging from $0.12897 to $1.69409 per share.

Jonathan C. Clay acquired 1,081,686 shares of Common Stock between July 28, 1987 and March 4, 2009 by purchase through his personal assets at prices ranging from $0.15 to $1.66718 per share.

933 Milledge LLC

On July 23, 2009, 933 Milledge LLC (“Milledge”) purchased 50,000 shares of the Common Stock for $0.60249 per share. Jonathan C. Clay owns 100% of Milledge.

Arctic Coast

Arctic Coast Petroleums Ltd. a corporation organized under the laws of Alberta, Canada (“Arctic Coast”), owns an aggregate of 807,250 shares of Common Stock of the Issuer. Harris Clay owned 47.5% of the outstanding shares of Arctic Coast. On December 10, 2008, Harris Clay transferred his ownership in Arctic Coast to Milledge. The transfer was made as a gift to Milledge without payment or receipt of any consideration by Harris Clay or Milledge. The Clay Family 2009 Irrevocable Trust u/a dated April 14, 2009 (the “April 2009 Irrevocable Trust”), of which Harris Clay is a trustee, along with Thomas M. Clay owns 50% of Arctic Coast. Jonathan C. Clay owns 2.5% of Arctic Coast. Harris Clay is president, and Jonathan C. Clay is a director of Arctic Coast.

Convertible Debenture

On July 26, 2013, Jonathan Clay acquired a convertible debenture in the amount of $2,500,000 CAD from the Issuer (the “Debenture”). The Debenture is unsecured and bears interest at 2% per annum payable annually. The Debenture is convertible into shares of the Issuer’s common stock at a conversion rate of $1.03 CAD per share for a period of two years. The Debenture expires on July 26, 2015 (the “Maturity Date”). The Debenture is currently exercisable and if converted within the next sixty (60) days it would convert into 2,427,184 shares of the Issuer’s Common Stock. If the Debenture has not been converted by the holder prior to the Maturity Date, the Issuer or the holder may convert the Debenture at the lower of $1.03 CAD or the market price as at the Maturity Date.

ITEM 4. PURPOSE OF TRANSACTION

All of the shares of Golden Queen Common Stock beneficially owned by Harris Clay and Jonathan C. Clay and reported in this Amendment were acquired for investment purposes.

SCHEDULE 13D

CUSIP NO. 38115J100	Page 6 of 9 Pages

On June 8, 2014, Golden Queen, Gauss Holdings LLC (“Gauss Holdings”), Auvergne, LLC (“Auvergne”), Gauss LLC (“Gauss”) and Golden Queen Mining Company, Inc. (“Golden Queen CA”) entered into a Transaction Agreement (the “Transaction Agreement”) pursuant to which Golden Queen CA will issue to Gauss membership interests representing 50% membership interests in Gauss for a purchase price of $110,000,000 in connection with several transactions, including the formation of a joint venture and proposed rights offering by Golden Queen. The members of Gauss are Auvergne and Gauss Holdings. The members of Auvergne are the Landon Clay 2009 Irrevocable Trust u/a March 9, 2009 and Harris Clay. Thomas Clay is the manager of Auvergne.

Also on June 8, 2014, Auvergne, Gauss Holdings and Golden Queen entered into a Standby Purchase Agreement (the “Standby Purchase Agreement”) pursuant to which Auvergne and Gauss Holdings have agreed to purchase, upon the terms set forth in the Standby Purchase Agreement, any common shares which have not been acquired pursuant to the exercise of rights under the rights offering at a price per common share not to exceed $1.10, up to a maximum amount of $45 million in the aggregate. In consideration for entering into the Standby Purchase Agreement, Golden Queen will pay a standby guarantee fee to the Gauss members equal to $2.25 million in the aggregate on closing of the joint venture transaction.

Additionally, on June 8, 2014, Golden Queen, Auvergne and each of Thomas Clay, Landon Clay, Harris Clay and Jonathan Clay entered into the Registration Rights Agreement, pursuant to which the Messrs. Clay could require Golden Queen to, in accordance with the terms of the Registration Rights Agreement, register under and in accordance with the provisions of the Securities Act registrable securities owned by the Messrs. Clay, provided that (i) the aggregate gross proceeds expected to be received from the sale of the sale of the securities requested to be registered are at least US$5,000,000 based on the volume-weighted average price of the Common Shares during the 20-day period prior to such request or (ii) the Messrs. Clay are requesting to register all of the registrable securities owned by the Messrs. Clay at such time.

Further, in connection with the Transaction Agreement, each of Thomas Clay, Landon Clay, Harris Clay and Jonathan Clay entered into a Voting and Support Agreement, dated June 8, 2014 (the “Voting Agreement”), with Leucadia National Corporation (“Leucadia”) pursuant to which the Messrs. Clay have agreed to vote the 27,192,715 shares of Golden Queen Common Stock directly held by record by each of them for the transactions described in the Transaction Agreement and against any actions that, generally speaking, would impede such transactions. The Voting Agreement will terminate upon the earlier of the closing of the transactions contemplated by the Transaction Agreement, the termination of the Transaction Agreement or the mutual agreement of the parties to the Voting Agreement.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a)

According to information provided by the Company, 99,778,680 shares of the Issuer’s Common Stock were outstanding as of June 17, 2014.

Harris Clay may be deemed to beneficially own an aggregate of 10,516,849 shares of the Common Stock which constitutes 10.5% of such class of securities. This total includes (i) 7,258,330 shares held directly, (ii) 807,250 shares of the Common Stock held by Arctic Coast and (iii) 2,451,269 shares of the Common Stock held by the Monadnock and Skadutakee II Trusts of which Harris Clay is the trustee.

SCHEDULE 13D

CUSIP NO. 38115J100	Page 7 of 9 Pages

Jonathan C. Clay may be deemed to beneficially own an aggregate of 4,398,120 shares of the Common Stock which constitutes 4.3% of such class of securities. This total includes (i) 1,081,686 shares of the Common Stock held directly by Jonathan C. Clay, (ii) 807,250 shares of the Common Stock held by Arctic Coast, (iii) 50,000 shares of the Common Stock held by Milledge, (iv) 32,000 shares of the Common Stock held in a custody account for James Clay, Jonathan C. Clay’s son, of which Jonathan C. Clay’s wife, Whitney, is the sole custodian (the “Custody Account”) and (v) 2,427,184 shares issuable upon conversion of the Debenture held by Jonathan C. Clay. Jonathan C. Clay disclaims beneficial ownership of the shares of Common Stock held in the Custody Account.

Except as disclosed in this Item 5(a), neither of the Reporting Persons beneficially owns any shares of the Common Stock or has the right to acquire any shares of the Common Stock.

(b)	Harris Clay has sole voting and dispositive power with respect to 7,258,330 shares of Common Stock. Harris Clay may be deemed to share voting and dispositive power with respect to 3,258,519 shares of Common Stock which consists of (i) 2,451,269 shares held by the Monadnock and Skadutakee II Trusts and (ii) 807,250 shares held by Arctic Coast.

Jonathan C. Clay has sole voting and dispositive power with respect to 3,508,870 shares of the Common Stock which consists of (i) 1,081,686 shares of the Common Stock directly held by Jonathan C. Clay and 2,427,184 shares issuable upon conversion of the Debenture held by Jonathan C. Clay. Jonathan C. Clay may be deemed to share voting and dispositive power with respect to 857,250 shares of Common Stock which consists of (i) 807,250 shares held by Arctic Coast and (ii) 50,000 shares held by Milledge.

Except as disclosed in this Item 5(b), neither of the Reporting Persons presently has the right to vote or to direct the vote or to dispose or direct the disposition of any of the shares of the Common Stock which they may be deemed to beneficially own.

(c)	None of the Reporting Persons has effected any transaction in the Common Stock during the past 60 days.

(d)	To the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Common Stock beneficially owned by the Reporting Persons.

(e)	Inapplicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as described elsewhere in this Statement, there are no contracts, arrangements, understanding or relationships (legal or otherwise) between the Reporting Persons or between any of the Reporting Persons and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or losses, or the giving or withholding of proxies.

SCHEDULE 13D

CUSIP NO. 38115J100	Page 8 of 9 Pages

Item 7. Material to Be Filed as Exhibits

Exhibit 1:	Joint Filing Agreement, dated as of December 14, 2010, by and among Harris Clay, Jonathan C. Clay and Soledad Mountain LLC.*

Exhibit 2:	Transaction Agreement, dated as of June 8, 2014 (Incorporated by reference to Golden Queen’s Current Report on Form 8-K filed on June 12, 2014).

Exhibit 3:	Voting and Support Agreement, dated as of June 8, 2014 (Filed herewith).

Exhibit 4:	Standby Purchase Agreement, dated as of June 8, 2014 (Incorporated by reference to Golden Queen’s Current Report on Form 8-K filed on June 12, 2014).

Exhibit 5:	Registration Rights Agreement, dated as of June 8, 2014 (Incorporated by reference to Golden Queen’s Current Report on Form 8-K filed on June 12, 2014).

*Included as an exhibit to the Schedule 13D filed on December 14, 2010.

SCHEDULE 13D

CUSIP NO. 38115J100	Page 9 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 18, 2014

/s/ Harris Clay
Harris Clay

/s/ Jonathan C. Clay
Jonathan C. Clay